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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1*


                         ALTAIR NANOTECHNOLOGIES INC.
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                              (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
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                       (Title of Class of Securities)

                                   021373105
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                                 (CUSIP Number)

                               December 13, 2002
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (03-00)
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CUSIP NO. 021373105                                            Page 2 of 5 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
        Doral 18, LLC
        98-0335320
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        Cayman Islands
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     Number of             5.      Sole Voting Power

      Shares                        1,500,000
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                       0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                      1,500,000
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                    0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

         1,500,000
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 10.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)


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 11.    Percent of Class Represented by Amount in Row (11)

         4.99%
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 12.    Type of Reporting Person (See Instructions)
         OO
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ITEM 1(a).    NAME OF ISSUER

              Altair Nanotechnologies Inc.
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ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              1725 Sheridan Avenue, Suite 140, Cody, Wyoming 82414
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ITEM 2(a).    NAME OF PERSON FILING:

              Doral 18, LLC
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ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              c/o David A. White, 2533 Lawndale Avenue, Evanston, Illinois 60201
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ITEM 2(c).    CITIZENSHIP:

              Cayman Islands
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ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, no par value per share
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ITEM 2(e).    CUSIP NUMBER:

              021373105
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ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b)
              OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

              (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                 Not Applicable
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ITEM 4.  OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned: 1,500,000 shares of common stock

                  This does not include the following securities held by Doral 18, LLC ("Doral") that are not exercisable or convertible into common stock within the next sixty (60) days:

                  Doral owns a warrant to purchase 750,000 shares of common stock of Altair Nanotechnologies, Inc. ("Altair") at the exercise price of $1.00 per share at any time on or before November 21, 2007, but Doral is not entitled to exercise the warrant to the extent that after giving effect to such exercise Doral (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding shares of common stock of Altair following such exercise.

                  Doral also owns a warrant to purchase 850,000 shares of common stock of Altair at the exercise price of $1.50 per share at any time on or before December 15, 2005, but Doral is not entitled to exercise the warrant to the extent that after giving effect to such exercise Doral (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding shares of common stock of Altair following such exercise.

                  This does not include any shares of common stock acquirable pursuant to the terms of a note held by Doral, a copy of which has been publicly filed by Altair. Under the note, Doral is also not entitled to exercise any conversion right thereunder to the extent that after giving effect to such exercise Doral (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding shares of common stock of Altair following such exercise.

            (b)   Percent of class: 4.99%

                  This percentage is calculated based on 30,037,939 shares of common stock issued and outstanding, which were disclosed in Altair's Form S-3 filed on December 13, 2002.

            (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 1,500,000

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  1,500,000

            (iv)  Shared power to dispose or to direct the disposition of: 0

                  INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                  INSTRUCTION. Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10. CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                            [signature page follows]

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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                December 17, 2002
                                                -------------------------------
                                                            (Date)



                                                Doral 18, LLC

                                                By:  /s/ David A. White
                                                   ----------------------------
                                                            (Signature)



                                                David A. White, Director
                                                -------------------------------
                                                         (Name/Title)